 Exhibit 23(i)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the BNC Bancorp 2013 Omnibus Stock Incentive Plan of our report dated March 18, 2013, relating to the consolidated balance sheets of BNC Bancorp and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012, and the effectiveness of BNC Bancorp’s internal control over financial reporting included in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the Securities and Exchange Commission.

/s/ Cherry Bekaert LLP

Raleigh, North Carolina
June 7, 2013